UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO.: 1-5507

CUSIP NO.: 55909301

(CHECK ONE):

☒ FORM 10-K    ☐ FORM 20-F    ☐ FORM 11-K    ☐ FORM 10-Q    ☐ FORM 10-D

    ☐ FORM N-SAR     ☐ FORM N-CSR

FOR THE PERIOD ENDED: June 30, 2009

OR

☐ TRANSITION REPORT ON FORM 10-K

☐ TRANSITION REPORT ON FORM 20-F

☐ TRANSITION REPORT ON FORM 11-K

☐ TRANSITION REPORT ON FORM 10-Q

☐ TRANSITION REPORT ON FORM N-SAR

FOR THE TRANSITION PERIOD ENDED:_____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant: Magellan Petroleum Corporation

Address of Principal Executive Offices: 10 Columbus Boulevard, Hartford, CT 06106

PART II—RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒(A)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒(B)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐(C)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

Magellan Petroleum Corporation is unable to file its annual report on Form 10-K with the Securities and Exchange Commission on or before September 28, 2009 because it is unable to complete the preparation of its consolidated financial statements by the September 28, 2009 filing date without unreasonable effort or expense.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Daniel J. Samela                                     (860) 293-2006

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively,

and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

On August 28, 2009, Magellan Petroleum Corporation (the “Company”) reported consolidated net income of $665,000 ($0.02 per share) on gross revenues of $28.2 million for its fiscal year ended June 30, 2009, as compared to a net loss of $8.9 million (loss of $0.21 per share) on revenues of $40.9 million in fiscal 2008.

As previously disclosed, the Australian Taxation Office (“ATO”) conducted an audit of the Australian income tax returns of the Company’s Australian subsidiary, Magellan Petroleum Australia Limited (“MPAL”) and its wholly owned subsidiaries for the years 1997-2005. The ATO audit focused on certain income tax deductions claimed by Paroo Petroleum Pty. Ltd. (“PPPL”), a wholly-owned subsidiary of MPAL related to the write-off of outstanding loans made by PPPL to other entities within the MPAL group of companies. As a result of the settlement reached with the ATO, the Company in fiscal year 2008 recorded taxes and interest in the amount of (U.S.) $13,252,469 ($0.31 per share) as part of the income tax provision for the year ended June 30, 2008 which included (U.S.) $2,725,110 of interest net of the tax benefit related to the interest deduction. No additional interest related to tax matters was recorded for the year ended June 30, 2009.

Magellan Petroleum Corporation

(Name of Registrant as Specified in Its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Daniel J. Samela
Daniel J. Samela Chief Financial Officer and Chief Accounting Officer

Date: September 29, 2009